Exhibit 12.1
Computation of Ratio of Earnings to Fixed Charges(1)

	Successor			Predecessor
				Four
				Months
	Nine Months Ended	Year Ended	Eight Months	Ended
	September 30,	December 31,	Ended December 31,	April 30,	Year Ended December 31,
(in millions, except for ratio data)	2009(2)	2008(3)	2007	2007(4)	2006(5)	2005(6)	2004(7)
(Loss) earnings:
(Loss) earnings before income taxes	$(1,226)	$(9,041)	$525	$1,294	$(6,968)	$(3,859)	$(3,992)

Add (deduct):
Fixed charges from below	1,061	810	432	285	970	1,274	1,126
Capitalized interest	(10)	(23)	(8)	(3)	(8)	(9)	(10)

(Loss) earnings as adjusted	$(175)	$(8,254)	$949	$1,576	$(6,006)	$(2,594)	$(2,876)

Fixed charges:
Interest expense, including capitalized amounts and amortization of debt costs	961	728	398	265	878	1,041	834
Preference security dividend	—	—	—	—	2	18	19
Portion of rental expense representative of the interest factor	100	82	34	20	90	215	273

Fixed charges	$1,061	$810	$432	$285	$970	$1,274	$1,126

Ratio of earnings to fixed charges(8)	(0.16)	(10.19)	2.20	5.53	(6.19)	(2.04)	(2.55)

(1)	References to “Successor” refer to Delta on or after May 1, 2007, after giving effect to (1) the cancellation of Delta common stock issued prior to the effective date of Delta’s emergence from bankruptcy on April 30, 2007; (2) the issuance of new Delta common stock and certain debt securities in accordance with Delta’s Joint Plan of Reorganization; and (3) the application of fresh start reporting. References to “Predecessor” refer to Delta prior to May 1, 2007.

(2)	Includes $286 million in restructuring and merger-related charges associated with (a) integrating the operations of Northwest into Delta, including costs related to information technology, employee relocation and training, and re-branding of aircraft and stations and (b) employee workforce reduction programs. Additionally, interest expense includes $285 million in net debt discount amortization primarily as a result of adjusting our debt and capital lease obligations to fair value in purchase accounting upon our merger with Northwest

(3)	Includes a $7.3 billion non-cash charge from an impairment of goodwill and other intangible assets and $1.1 billion in primarily non-cash merger-related charges relating to the issuance or vesting of employee equity awards in connection with our merger with Northwest.

(4)	Includes a $1.2 billion non-cash gain for reorganization items.

(5)	Includes a $6.2 billion non-cash charge for reorganization items, a $310 million non-cash charge associated with certain accounting adjustments and a $765 million income tax benefit.

(6)	Includes an $888 million charge for restructuring, asset writedowns, pension settlements and related items, net and an $884 million non-cash charge for reorganization items.

(7)	Includes a $1.9 billion charge related to the impairment of intangible assets, a $1.2 billion charge for deferred income tax valuation, a $123 million gain from the sale of investments and a $41 million gain from restructuring, asset writedowns, pension settlements and related items, net.

(8)	For the nine months ended September 30, 2009 and years ended December 31, 2008, 2006, 2005 and 2004, earnings were not sufficient to cover fixed charges by $1.2 billion, $9.1 billion, $7.0 billion, $3.9 billion and $4.0 billion, respectively.